UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 1999
or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PFIZER SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1999
(thousands of dollars)
	Total	Nonparticipant Directed	Participant Directed
Investments, at fair value:
Pfizer Inc. common stock:
Nonparticipant directed*, 48,743,725 shares, cost $155,672; Participant directed*, 52,493,946 shares, cost $329,172	$3,283,896	$1,581,124	$1,702,772
The Northern Trust Company, Collective Stock Index Fund*, 7,789,884 shares, cost $255,344	286,200	--	286,200
Other investments**	239,623	--	239,623
Investments, at cost which approximates fair value:
Loans to participants	47,182	--	47,182
Short-term securities	43,700	1	43,699
Total investments	3,900,601	1,581,125	2,319,476
Contributions receivable from employer, including amounts collected from employees	13,064	3,774	9,290
Receivable for securities sold	3,668	--	3,668
Interest receivable	2,858	--	2,858
Payable for securities purchased	(3,700)	--	(3,700)
Investment management fees payable- Note 4	(71)	--	(71)

Net assets available for plan benefits- Note 7	$3,916,420 ==========	$1,584,899 ==========	$2,331,521 ==========

* Investments represent 5% or more of the Plan's net assets available for plan benefits.

** Individual investments are less than 5% of the Plan's net assets available for plan benefits.

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1998
(thousands of dollars)
	Total	Nonparticipant Directed	Participant Directed
Investments, at fair value:
Pfizer Inc. common stock:
Nonparticipant directed*, 52,421,564 shares, cost $147,996; Participant directed*, 55,204,687 shares, cost $276,676	$4,484,427	$2,184,232	$2,300,195
Other investments**	455,900	--	455,900
Investments, at cost which approximates fair value:
Loans to participants	44,941	--	44,941
Short-term securities	44,278	583	43,695
Total investments	5,029,546	2,184,815	2,844,731
Contributions receivable from employer- net, including amounts collected from employees	11,726	3,578	8,148
Receivable for securities sold	1,276	150	1,126
Interest receivable	3,297	3	3,294
Investment management fees payable- Note 4	(61)	--	(61)

Net assets available for plan benefits- Note 7	$5,045,784 ==========	$2,188,546 ==========	$2,857,238 ==========

* Investments represent 5% or more of the Plan's net assets available for plan benefits.

** Individual investments are less than 5% of the Plan's net assets available for plan benefits.

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 1999
(thousands of dollars)
	Total	Nonparticipant Directed	Participant Directed
Net investment income
Cash dividends:
Pfizer Inc. common stock	$ 31,989	$ 15,431	$ 16,558
Other marketable securities	937	--	937
Interest on investments	13,570	94	13,476
Interest on loans	4,016	625	3,391
	50,512	16,150	34,362
Investment management fees-Note 4	(129)	--	(129)
	50,383	16,150	34,233
Realized gains on investments, net-Note 5:
Pfizer Inc. common stock	312,906	155,694	157,212
Other securities	178,205	--	178,205
	491,111	155,694	335,417
Unrealized depreciation of investments, net-Note 6	(1,392,592)	(610,785)	(781,807)
	(851,098)	(438,941)	(412,157)
Contributions:
Employees	131,994	--	131,994
Employer	48,332	48,332	--
Withdrawals-Note 7	(458,592)	(213,313)	(245,279)
Loan transaction transfers, net	--	275	(275)
	(278,266)	(164,706)	(113,560)
Net decrease	(1,129,364)	(603,647)	(525,717)
Net assets available for plan benefits- Note 7:
Beginning of year	5,045,784	2,188,546	2,857,238
End of year	$3,916,420 ==========	$1,584,899 ==========	$2,331,521 ==========

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 1998
(thousands of dollars)
	Total	Nonparticipant Directed	Participant Directed
Net investment income
Cash dividends:
Pfizer Inc. common stock	$ 28,573	$ 13,872	$ 14,701
Other marketable securities	3,259	--	3,259
Interest on investments	14,269	39	14,230
Interest on loans	4,124	692	3,432
	50,225	14,603	35,622
Investment management fees-Note 4	(115)	--	(115)
	50,110	14,603	35,507
Realized gains on investments, net-Note 5:
Pfizer Inc. common stock	314,981	148,336	166,645
Other securities	14,891	--	14,891
	329,872	148,336	181,536
Unrealized appreciation of investments, net-Note 6	1,628,131	776,461	851,670
	2,008,113	939,400	1,068,713
Contributions:
Employees	124,510	--	124,510
Employer	46,058	46,058	--
Withdrawals-Notes 5 and 7	(487,237)	(207,733)	(279,504)
Loan transaction transfers, net	--	(545)	545
	(316,669)	(162,220)	(154,449)
Net increase	1,691,444	777,180	914,264
Net assets available for plan benefits- Note 7:
Beginning of year	3,354,340	1,411,366	1,942,974
End of year	$5,045,784 ==========	$2,188,546 ==========	$2,857,238 ==========

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1999 and 1998

Note 1 - Summary Plan Description

General - The Pfizer Savings and Investment Plan (the "Plan") is a defined contribution plan which was originally adopted by Pfizer Inc. (the "Company") in 1965 as the Pfizer Savings Plan and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company and any corporation which, with the consent of the Company, adopts the Plan ("Associate Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan accepts rollover contributions by participants in certain instances (as described in the Plan) and values a participant's account as of the valuation date subsequent to the receipt of the distribution election. Participants are permitted to roll over into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

The following is a general description of certain provisions of the Plan. Refer to the Plan document for a complete description.

Contributions - Each participant may make contributions on an after-tax basis and/or on a before-tax basis (that is, choose to reduce his or her compensation and have the Company contribute on his or her behalf). Contributions are subject to certain restrictions under the Internal Revenue Code of 1986, as amended. Contributions of up to 2% of compensation are matched 100% by the Company and the next 4% is matched 50%. Employee contributions in excess of 6% are not matched.

Investment options - Each participant in the Plan elects to have his or her contributions invested in any one or any combination of seven investment funds. These funds include:

Fund A	-	Intermediate U.S. Treasury notes and bonds
Fund B	-	A collective index fund of corporate common stocks that seeks to mirror the performance of the S&P 500 index
Fund C	-	Common stock of the Company
Fund D	-	U.S. Treasury and government agency money market investments with maturities of less than one year
Fund E	-	An index mutual fund of common stocks of companies with market capitalization averaging approximately $500 million
Fund F	-

A collective index fund of common stocks of large, well-established companies whose price-to-book ratios are, as a whole, typically below the average for the S&P 500 index and whose dividends are typically higher than the average for the S&P 500 index

Fund G	-

A collective index fund of common stocks of large, well-established companies whose price-to-book ratios are, as a whole, typically above the average for the S&P 500 index and whose dividends are typically lower than average for the S&P 500 index

The trustee of the Plan, The Northern Trust Company, manages investments in each of the funds and therefore, is deemed a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility and Vesting - Generally, the domestic employees of the Company, except any covered by a collective bargaining agreement, are eligible to enroll in the Plan on their date of hire. A participant is immediately vested in the full value of his or her account (i.e., participant's and employer's contributions).

Payment of Benefits - Upon separation from service, retirement or disability, a participant may elect to receive a lump sum distribution currently or at any time up to the later of 13 months from separation or age  65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary may elect payment currently or defer payments until the later of when the participant would have reached age 65 or 13 months from date of death. A nonspouse beneficiary may defer payment up until 13 months from the date of death.

Withdrawals - A participant in the Plan may withdraw all or part of his or her account balance subject to the provisions of the Plan.

Loans - Plan participants are permitted to borrow against their vested balance. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance or $50,000 reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid over 6 to 15 years at the participant's option. The interest rate on all loans is based on the prime rate plus 1%. Interest paid by the participant is credited to the participant's account.

Termination - The Company expects to continue the Plan indefinitely, but necessarily reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Company's Board of Directors. In the event of termination of the Plan, each participant shall receive the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. For treatment of benefits payable, refer to Note 7. Certain reclassifications have been made to the 1998 financial statements to conform to the 1999 presentation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation - Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. U.S. Government securities are recorded at fair value based on market or dealer quotes. Collective index funds and the mutual fund are recorded at fair value based on the closing market prices of the underlying investments of the respective fund as of the last business day of the year. Loans to participants and short-term securities are recorded at cost which approximates fair value.

Security Transactions - Purchases and sales of securities are reflected on a trade-date basis. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold).

Unrealized Appreciation (Depreciation) of Investments - Unrealized appreciation (depreciation) of investments for the year represents the difference between the cost of the investments and their fair value at the end of the year. Additionally, it reflects the reversal of the unrealized appreciation (depreciation) as of the end of the prior year.

Net Investment Income - Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Pfizer Inc. Common Stock - In June 1999, the Company effected a three-for-one stock split in the form of a 200 percent stock dividend. The number of shares of Pfizer Inc. common stock held by the Plan as of December 31, 1998 has been restated to reflect the three-for-one stock split.

Note 3 - Income Taxes

The Internal Revenue Service has determined and informed the Company that the Plan and related trust as of May 26, 1994 were designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's legal and tax counsel believe that the Plan is designed and is currently being operated in compliance with all the applicable requirements. Therefore, no provision has been made for Federal income taxes.

Contributions made to the Plan by the Company, including before-tax contributions made on the employees' behalf by the Company and the appreciation on all funds in the employees' account, are not taxable to the employees under Federal income tax law while these amounts remain in the Plan.

Note 4 - Administrative Costs

Except for certain member transfer costs and the investment management fees, all costs and expenses of administering the Plan are assumed by the Company.

Note 5 - Realized Gains (Losses) on Investments

The aggregate net proceeds and carrying value used in the calculation of the realized gains (losses) on investments are as follows:

	December 31, 1999
(thousands of dollars)	Net Proceeds	Cost	Realized Gains (Losses)
Pfizer Inc. common stock	$349,414	$ 36,508	$312,906
Collective funds	508,703	330,762	177,941
U.S. Government securities	109,149	110,344	(1,195)
Mutual fund	1,964	505	1,459
	$969,230 ============	$478,119 ========	$491,111 ==============

	December 31, 1998
(thousands of dollars)	Net Proceeds	Cost	Realized Gains
Pfizer Inc. common stock	$353,319	$ 38,338	$314,981
Collective funds	45,978	32,074	13,904
U.S. Government securities	77,769	77,558	211
Mutual fund	1,536	760	776
	$478,602 ============	$148,730 ========	$329,872 ==============

Realized gains from the disposal of Pfizer Inc. common stock include $214,984 thousand in 1999 and $258,316 thousand in 1998 related to shares distributed in kind to participants who withdrew from the Plan on retirement or termination.

The 1998 net proceeds include $71,517, $66,120 and $53,766 thousand related to the transfer of plan assets of the former employees of Valleylab to U.S. Surgical Corporation, American Medical Systems (AMS) to E.M. Warburg, Pincus & Co., LLC and Schneider to Boston Scientific Corporation, respectively. Transfers of plan assets are reflected in withdrawals on the 1998 Statement of Changes in Net Assets Available for Plan Benefits.

Note 6 - Unrealized Appreciation (Depreciation) of Investments

The change in the amount of unrealized appreciation (depreciation) was as follows:

	Aggregate Unrealized
(thousands of dollars)	December 31, 1999	December 31, 1998	Change During 1999

Pfizer Inc. common stock	$2,799,052	$4,059,755	$(1,260,703)
Collective funds	37,484	160,482	(122,998)
U.S. Government securities	(3,934)	5,588	(9,522)
Mutual fund	(346)	(977)	631
	$2,832,256 ==========	$4,224,848 ==========	$(1,392,592) ===========

	Aggregate Unrealized
(thousands of dollars)	December 31, 1998	December 31, 1997	Change During 1998

Pfizer Inc. common stock	$4,059,755	$2,474,382	$1,585,373
Collective funds	160,482	120,138	40,344
U.S. Government securities	5,588	2,197	3,391
Mutual fund	(977)	--	(977)
	$4,224,848 ==========	$2,596,717 ==========	$1,628,131 ==========

Note 7 - Withdrawals and Reconciliation with Form 5500

In connection with the sale of Valleylab, Schneider and AMS, the Plan also transferred loan balances totaling $3,914 thousand to the buyers' plans. In 1998, this amount is included in withdrawals.

For financial statement purposes, participant withdrawals and distributions are recorded when paid rather than when processed and approved for payment. Therefore, the net assets available for plan benefits as of December 31, 1999 and 1998 do not reflect a reduction for the following benefits payable to participants who had requested withdrawals as of December 31, but which were not distributed until the subsequent year:

(thousands of dollars)	1999	1998

Nonparticipant directed fund	$ 8,292	$23,386
Participant directed funds	12,116	18,669
	$20,408 =======	$42,055 =======

For the purposes of Form 5500, such withdrawals and distributions are recorded when processed and approved for payment. Therefore, benefits payable to participants who have requested withdrawals are reported as benefit expense on Form 5500 for those years.

SCHEDULE 1
PFIZER SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1999
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value
Nonparticipant Directed
Pfizer Inc.* Common Stock	--	--	48,743,725	$155,672	$1,581,124
The Northern Trust Company*, Collective Short-Term Investment Fund	--	--	929	1	1
Total nonparticipant directed investments				$155,673 ========	$1,581,125 ==========

Participant Directed
Pfizer Inc.* Common Stock	--	--	52,493,946	$329,172	$1,702,772

U.S. Government securities:
U.S. Treasury Note	5.75%	8-15-03	15,100,000	14,559	14,791
U.S. Treasury Note	6.25%	10-31-01	13,500,000	13,698	13,502
U.S. Treasury Note	6.625%	5-15-07	12,800,000	13,473	12,850
U.S. Treasury Note	6.375%	8-15-02	12,400,000	12,500	12,427
U.S. Treasury Note	5.50%	1-31-03	12,400,000	12,651	12,115
U.S. Treasury Note	4.875%	3-31-01	12,000,000	11,906	11,814
U.S. Treasury Note	8.00%	5-15-01	11,000,000	11,660	11,255
U.S. Treasury Note	6.875%	5-15-06	10,000,000	10,203	10,177
U.S. Treasury Note	5.25%	3-31-01	10,000,000	10,128	9,909
U.S. Treasury Note	7.50%	11-15-01	8,300,000	8,870	8,480
U.S. Treasury Note	5.50%	7-31-01	8,100,000	8,062	8,013
U.S. Treasury Note	5.75%	10-31-02	8,000,000	7,975	7,890
U.S. Treasury Note	4.75%	11-15-08	8,800,000	8,260	7,762
U.S. Treasury Note	7.50%	2-15-05	6,350,000	7,161	6,623
U.S. Treasury Note	7.25%	5-15-04	6,400,000	6,609	6,593
U.S. Treasury Note	5.875%	11-15-04	5,000,000	4,952	4,902
U.S. Treasury Note	6.50%	8-15-05	3,400,000	3,492	3,400
U.S. Treasury Note	6.25%	2-28-02	3,000,000	3,016	2,999
U.S. Treasury Note	6.00%	8-15-04	2,500,000	2,513	2,467
U.S. Treasury Note	6.00%	8-15-09	1,200,000	1,185	1,163
U.S. Treasury Bond	12.375%	5-15-04	1,500,000	2,021	1,828
Total U.S. Government securities				174,894	170,960

Collective funds:
The Northern Trust Company*, Stock Index Fund	--	--	7,789,884	255,344	286,200
The Northern Trust Company*,Government Short-Term Investment Fund	--	--	43,568,876	43,569	43,569
The Northern Trust Company*, Growth Equity Index Fund	--	--	3,182,717	33,422	38,320
The Northern Trust Company*, Value Index Fund	--	--	838,223	14,682	16,412
The Northern Trust Company*, Short-Term Investment Fund	--	--	129,965	130	130
Total collective funds				347,147	384,631

The Northern Trust Company*, Small Company Index Mutual Fund	--	--	1,089,224	14,277	13,931

Loans to participants	Various	Various	--	47,182	47,182

Total participant directed investments				$912,672 ========	$2,319,476 ==========

* Party-in-interest

SCHEDULE 2
PFIZER SAVINGS AND INVESTMENT PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 1999
(thousands of dollars)

Securities Purchased	Number of Transactions	Number of Shares	Cost
Pfizer Inc.* common stock	36	2,459,475	$96,681
Securities Disposed**	Number of Transactions	Number of Shares	Cost	Fair Value of Disposed Shares	Realized Gains
Pfizer Inc.* common stock	1,123	8,848,055	$36,508	$349,414	$312,906

*    Party-in-interest
**  Dispositions represent sales of stock and shares distributed in kind to members who withdrew from the Plan on retirement or termination.

INDEPENDENT AUDITORS' REPORT

To the Savings and Investment Plan Committee
Pfizer Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions, as of and for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
KPMG LLP

New York, New York
May 2, 2000

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS AND INVESTMENT PLAN

By: /s/ David L. Shedlarz

David L. Shedlarz Executive Vice President and Chief Financial Officer Chair, Savings and Investment Plan Committee

Date:  May 24, 2000

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

To the Savings and Investment Plan Committee
Pfizer Savings and Investment Plan:

We consent to incorporation by reference in the Registration Statement on Form S-8 dated October 5, 1994 (File No. 33-55771) of our report dated May 2, 2000, relating to the statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 1999 annual report on Form 11-K of the Pfizer Savings and Investment Plan.
/s/ KPMG LLP
KPMG LLP

New York, New York
May 24, 2000